# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kingstone Companies, Inc., CIK 0000033992
CUSIP: 496719105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 120 Wood Road, Kingston, New York (NY), 12401
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001212542

## Reporting persons
- Gregory Fortunoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 535,905; shared voting power 76,000; sole dispositive power 535,905; shared dispositive power 76,000; aggregate amount beneficially owned 611,905 (4.4% of the class)
  Comment: The percentages used herein are calculated based upon 14,005,797 shares of common stock outstanding as of May 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 15, 2025.
- Scott Fortunoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 155,000; shared voting power 76,000; sole dispositive power 155,000; shared dispositive power 76,000; aggregate amount beneficially owned 231,000 (1.6% of the class)
  Comment: The percentages used herein are calculated based upon 14,005,797 shares of common stock outstanding as of May 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 15, 2025.

## Item 1. Issuer
Name of issuer: Kingstone Companies, Inc.
Address of issuer's principal executive offices: 120 Wood Road, Kingston, NY 12401

## Item 2. Person Filing
Name of person filing: This schedule is filed on behalf of Gregory Fortunoff and Scott Fortunoff
Address of principal business office or, if none, residence: 49 West 37th Street, New York, New York 10018
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c), as of the date hereof, is set forth in Rows 5 - 11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.
Percent of class: The information required by Items 4(a) - (c), as of the date hereof, is set forth in Rows 5 - 11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c), as of the date hereof, is set forth in Rows 5 - 11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c), as of the date hereof, is set forth in Rows 5 - 11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c), as of the date hereof, is set forth in Rows 5 - 11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c), as of the date hereof, is set forth in Rows 5 - 11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Gregory Fortunoff: /s/ Gregory Fortunoff, Gregory Fortunoff (06/25/2025)
- Scott Fortunoff: /s/ Scott Fortunoff, Scott Fortunoff (06/25/2025)